Provident Acquisition Corp. Unit 11C/D, Kimley Commercial Building 142 – 146 Queen’s Road Central Hong Kong January 5, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Kevin Dougherty
Ms. Loan Lauren Nguyen

Re:	Provident Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-251571

Dear Mr. Dougherty, Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 7, 2021 or as soon thereafter as is practicable. By separate letter, the underwriter of the issuance of the securities being registered joins in this request for acceleration.

Please do not hesitate to contact James C. Lin of Davis Polk & Wardwell LLP at +852-2533-3368 or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Provident Acquisition Corp.
By:	/s/ Michael Aw
Name: Michael Aw
Title: Chief Executive Officer

Via EDGAR

CC: James C. Lin, Davis Polk & Wardwell LLP

Derek J. Dostal, Davis Polk & Wardwell LLP